UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of November, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9º Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

ULTRAPAR ANNOUNCES NOTIFICATION FROM ULTRA S.A. PARTICIPAÇÕES

São Paulo, November 28, 2019 – Ultrapar Participações S.A. (“Ultrapar”), in addition to the material notice disclosed on July 12, 2019, informs that it was notified by Ultra S.A. Participações (“Ultra S.A.”) on the conclusion of the transactions involving the redemption of the preferred shares of Ultra S.A. owned by Mr. Paulo Guilherme Aguiar Cunha and his family (“the Cunha Family”). Of the total shares initially held by the Cunha Family, part was redeemed as previously announced and part was acquired by other Ultra S.A. shareholders, as follow:

•	5,372,336 redeemable preferred shares were redeemed by the Cunha Family, who received common shares of Ultrapar;

•	1,664,000 redeemable preferred shares were acquired by current shareholders of Ultra S.A. and converted into common shares of Ultra S.A.; and

•

3,881,773 redeemable preferred shares were acquired by IgelPar Participações S.A., private holding owned by Mr. Fabio Igel (“IgelPar”), a shareholder of Ultra S.A., and converted into Ultra S.A. common shares.

The acquisition carried out by IgelPar was financed by Pátria Private Equity VI Multi-Strategy Investment Fund, through the issuance of debentures convertible into redeemable preferred shares and with voting rights issued by IgelPar. IgelPar joins the capital stock of Ultra S.A. with a stake of 5.4%, comprising 3,881,773 shares acquired from the Cunha Family and 194,089 shares contributed by Mr. Fabio Igel, an interest that corresponds, indirectly, to 1.1% of Ultrapar total capital.

Due to the transactions described above and on the material notice disclosed on July 12, 2019, the Cunha Family is no longer shareholder of Ultra S.A. and, consequently, part of Ultrapar’s Shareholders’ Agreement entered into by Ultra S.A. and Parth do Brasil Participações Ltda. on May 2, 2018, while IgelPar adhered to this agreement. Accordingly, the total shares linked to Shareholders’ Agreement represent 29.4% of Ultrapar’s total capital.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)